Exhibit 99.3

CHARTER OF
THE COMPENSATION COMMITTEE OF
THE BOARD OF DIRECTORS
OF
AVANTAIR, INC.
(Revised September 18, 2008)

Statement of Policy

This Charter governs the operations of the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of Avantair, Inc. (the “Company”). The Charter shall be reviewed and reassessed, at least annually, by the Committee and shall be approved by the Board.

The purpose of the Committee is to discharge the Board’s responsibilities relating to compensation of the Company’s executive officers and to produce an annual report for inclusion in the Company’s proxy statement and other disclosure as required by applicable law.

Membership

The Committee shall consist of no fewer than two (2) members, each of whom is an independent director of the Board and shall be appointed by the Board in compliance with Section 3.10 of the Company’s by-laws (the “By-Laws”) at, or immediately following, the annual organizational meeting of the Board and shall serve until the later of the Board’s next annual organizational meeting or until his or her respective successor shall be duly elected and qualified. The Board of Directors shall also designate one of its members as the chairman of the Committee (the “Chairman”).

Each member of the Committee shall be, to the extent required by the board, (i) a “non-employee director” within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (ii) an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code. In addition, each member shall be “independent” within the meaning of the applicable listing rules of The NASDAQ Stock Market, as amended from time to time (“NASDAQ”). The composition and responsibilities of the Committee also shall comply with all applicable rules, regulations and guidance of the Securities and Exchange Commission, as amended from time to time (the “SEC”).

Meetings

The Committee shall meet at least one (1) time per year and shall hold any additional meetings as may be called by the Chairman of the Board or the Chief Executive Officer (the “CEO”) of the Company. The Committee may meet via telephone conference calls with all members or act by unanimous written consent of its members. A majority of the members of the Committee shall constitute a quorum for the transaction of business. The Committee shall act only upon approval of a majority of its members. The action of the Committee at a meeting at which a quorum is present shall be the act of the Committee. Senior members of management of the Company or others may attend meetings of the Committee at the invitation of the Committee and shall provide pertinent information as necessary.

The Chairman shall set the agenda of each meeting and arrange for the distribution of the agenda, together with supporting material, to the members of the Committee prior to each meeting. The Committee shall keep a separate book of minutes of their proceedings and actions. The Chairman shall also cause a draft of the minutes from each meeting to be prepared and circulated to the Committee to ensure an accurate final record, and the minutes shall be approved at a subsequent meeting of the Committee and shall be distributed periodically to the Board. The Committee shall report regularly to the Board as to its activities and make such recommendations and findings as it deems appropriate. The Committee may form one or more subcommittees, each of which shall take such actions as shall be delegated by the Committee.

Scope of Powers and Functions

The Committee’s powers and functions shall, at a minimum, include the following, as well as any functions as shall be required of the compensation committees by NASDAQ Listing Standards:

1.	to review and recommend to the Board approval of all compensation and benefit plans for officers and staff of the Company;

2.
to review and approve corporate goals and objectives relevant to the CEO compensation, and evaluate the CEO’s performance in light of those goals and objectives, and to set the CEO’s compensation level based on this evaluation.

3.
to review and approve corporate goals and objectives relevant to senior executive compensation, evaluate senior executive performance in light of those goals and objectives, and to set the senior executive compensation levels based on this evaluation;

4.	to make recommendations to the Board with respect to incentive compensation plans and equity-based plans, including without limitation the Company’s stock options plans;

5.
to administer all plans entitled to exemption under Rule 16b-3 of the Exchange Act, including any of the Company’s 2006 Long-Term Incentive Plan, stock option, restricted stock and deferred stock plans and grant stock options or other awards pursuant to such plans. The Committee will provide the Board with quarterly reports on the distribution of such equity awards under such plans;

6.
to annually review plans for development, retention and replacement of key executives of the Company and to periodically review executive succession plans and executive education and development plans;

7.	to review and recommend, upon request, direct and indirect compensation plans for the Board and the committee members;

8.	to evaluate its own performance at least annually and report on such performance to the Board;

9.
to review and approve or recommend to the Board for approval changes to or adoption of retirement plans of the Company and approve periodically funding guidelines developed by the Committee including any matching contributions under the Company’s 401(k) plan, if any;

10.
to create and approve an annual report of the Committee to be included in the Company’s Form 10-K or proxy statement which states the Committee has reviewed and recommended the Compensation Discussion and Analysis required by Item 402 of Regulation S-K be included in the Company’s annual report on Form 10-K or the Company’s proxy statement and other disclosure as required by applicable law;

11.
to approve employment agreements, severance agreements or change of control agreements between the Company and its senior executive officers and to have such other powers and functions as may be assigned to it by the Board from time to time; and

12.
to have the sole authority to retain and terminate any compensation consultant or consulting firm to assist in the evaluation of director, CEO or senior executive compensation, including sole authority to approve the consultant’s fees and other retention terms. The Committee may also, at its discretion, engage outside legal counsel or other advisers as it deems necessary to carry out its functions.